Exhibit 99.3

Apis Capital Management Proposes to Acquire Veritone for $10.26 per Share in Cash

New York, NY, December 10, 2018 - Apis Capital Management announced today that its private equity fund, Apis Ventures, has submitted an all-cash offer to the Board of Directors of Veritone, Inc. (NASDAQ: VERI) to acquire all of the outstanding shares of Veritone for $10.26 per share. As a result of careful consideration of the opportunity, Apis has increased its initial offer and has communicated this offer in the Letter to the Board attached below. This offer represents a 93% premium over the closing price of Veritone Common Stock on December 4, 2018, the date of Apis’s initial private written proposal to Veritone, and an 82% premium over the closing price on December 7, 2018, the last trading day prior to this announcement, with a total equity value of approximately $198 million.

“We have determined it is necessary to take our offer directly to Veritone stockholders in order to deliver significant value to them as expeditiously as possible,” said Managing Partner of Apis Capital Management, Dr. Edgar Radjabli. “This compelling transaction would deliver immediate liquidity to Veritone stockholders, at a premium to Veritone’s prospects as a standalone company. Veritone shareholders have seen the management of the company unable to deliver value since its IPO, nor has management been able to provide a compelling vision for a turnaround in the company’s business, and we believe our proposal represents the best possible outcome.” Dr. Radjabli concluded, “We are committed to completing this transaction and remain willing to work cooperatively with Veritone. Our vision for the company involves significant synergy with our growing portfolio of AI and machine learnings investments, opening up new opportunities for Veritone’s technology.”

Apis Capital Management believes that there are no regulatory impediments to the proposed transaction and that it will receive all necessary approvals and be completed by March 2019.

Apis Capital Management has engaged in an initial productive discussion with Veritone to explore the merits and potential terms of a transaction, yet Veritone has stalled in moving forward with substantive discussions. Apis looks forward to continuing to work with Veritone to complete this transaction in an expeditious manner, for the benefit of the shareholders. The proposal is subject to confirmatory due diligence and negotiation of definitive documentation.

Shift4 Capital, a New York and Florida based investment bank, is acting as financial advisor to Apis, and Duane Morris LLP is acting as legal counsel.

Below is the text of the letter that was sent on December 10, 2018 to Veritone’s CEO, Chad Steelberg and its Board of Directors:

Board of Directors

Veritone, Inc.

c/o Mr. Chad Steelberg

Chief Executive Officer and Chairman of the Board

575 Anton Blvd.

Costa Mesa, CA 92626

Dear Chad,

Thank you for your request for additional information in response to the proposal from Apis Capital Management on behalf of Apis Ventures LLC (collectively, “Apis”) that was sent to you and the Board of Directors of Veritone, Inc. (“Veritone”) on December 4th, 2018. We believe that we have provided you with all the information requested in your response; however, we have unfortunately not heard back from you by the time we noted in our letter.

As indicated in the proposal, we believe that executing the proposed transaction in a timely manner would be beneficial to Veritone stockholders. We believe that the proposed transaction represents a compelling opportunity for Veritone stockholders to monetize their investment in Veritone at a substantial premium to Veritone’s current share price.

We have held discussions with our financing sources and would expect to have a fully executed, underwritten financing commitment prior to execution of a definitive merger agreement.

We have retained appropriate legal, financial and other advisors to assist us with this transaction. We stand ready to engage in due diligence immediately and anticipate that our confirmatory due diligence could be completed within two weeks following our receipt of the requested materials.

In addition, we have held preliminary discussions with certain of Veritone’s significant stockholders and have reason to believe such stockholders would be supportive of a transaction of the nature described in this letter.

In light of the important stockholder interests at stake and given your delay to date to substantively engage in meaningful discussions regarding a negotiated transaction, we believe that it is imperative to inform Veritone stockholders of our proposal. In addition, in order to deliver maximum stockholder value, we have enhanced our proposed price to $10.26 per share, representing an 82% premium over Veritone’s last closing price of $5.63 per share as of December 7, 2018. We believe that this all-cash offer is compelling for Veritone and its stockholders and, accordingly, we are making this letter public simultaneously with its delivery to you.

Our strong preference is to engage with Veritone’s Board of Directors to quickly reach a negotiated agreement and deliver on the compelling value that our offer represents. However, we reserve the right to commence a tender offer to purchase all of the outstanding shares of common stock of Veritone at any time. We believe that Veritone’s stockholders would not be well served by any further delay in negotiating and completing the proposed transaction. Any further delay works against the interest of Veritone’s stockholders given Veritone’s recent operating performance and financial condition and its prospects as a standalone company. We place significant value on the ability to close this transaction quickly, and there can be no assurance that in the future Apis Capital Management or any other buyer would pay the same high premium that we are offering today.

Should Veritone’s Board of Directors determine to proceed with a negotiated transaction, we stand ready to meet with you to discuss all aspects of our proposal. If Veritone is interested in discussing a possible negotiated transaction, please contact us as soon as possible.

Regards,

Edgar Radjabli

Managing Partner

Apis Capital Management

777 South Flagler Dr, Suite 800

West Palm Beach, FL, 33401

Phone: (561) 837-7311

emr@apiscapitalfunds.com

Apis Ventures

Apis Ventures is a Private Equity fund headquartered in West Palm Beach, FL and is managed by Apis Capital Management, a specialist alternative asset manager. Apis focuses on investing in, and acquiring companies in the AI, ML and DL space which have strong intellectual property or proprietary technology but are undervalued as a result of slow development progress or management issues. The Apis Ventures investment thesis centers on the transformational impact of machine learning on the vast data sets created by the digital revolution, and the profound impact of successful application of the technology on industries from financial services to healthcare. Apis seeks out opportunities where the team knows it can add value through private ownership, cross-portfolio synergies, and management leadership.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the capital stock of Veritone or any other securities. No tender offer for Veritone’s shares has been made at this time. In connection with the proposed transaction, Apis Ventures and/or one or more of its affiliates may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). VERITONE’S STOCKHOLDERS ARE ADVISED TO READ THESE AND ANY OTHER DOCUMENTS FILED WITH THE SEC (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and security holders may obtain a free copy of these documents (if and when available) and other documents filed with the SEC by Apis Ventures and/or its affiliates at the website maintained by the SEC at www.sec.gov or by directing such requests to Apis Ventures at 777 South Flagler Drive Suite 800, West Palm Beach, FL, 33401.

Cautionary Note Concerning Forward-looking Statements

This communication contains both historical and forward-looking statements, including concerning the intent, belief or current expectations with respect to the proposed acquisition of Veritone and all statements other than statements of historical fact. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from expectations and projections. Such risks or uncertainties include, but are not limited to, the possibility that Veritone may not be willing to enter into a definitive agreement with respect to the transaction with Apis Ventures or an affiliate thereof, the possibility that Apis Ventures or an affiliate thereof may choose not pursue a transaction with Veritone, the timing to consummate a potential transaction between Apis Ventures or an affiliate thereof and Veritone and the ability and timing to obtain any required approvals for the transaction. All forward-looking statements speak only as of the date of this communication or as of the date they are made, and Apis does not undertake to update any forward-looking statement as a result of new information or future events or developments except to the extent required by law.